Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions)	2014	2013	2012	2011	2010
Income (Loss) from Continuing Operations Before Taxes	$238	$(71)	$(374)	$(786)	$(712)
Interest on Debt, Net of Capitalized Interest	654	649	733	716	586
Amortization of Capitalized Interest	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	104	101	101	77	69
Earnings (Losses) Available for Fixed Charges	$996	$679	$460	$7	$(57)
Interest on Debt	$654	$649	$733	$716	$586
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	104	101	101	77	69
Total Fixed Charges	$758	$750	$834	$793	$655
Ratio of Earnings to Fixed Charges	1.3	—	—	—	—
Deficiency	$—	$(71)	$(374)	$(786)	$(712)